WESTMORELAND COAL COMPANY
2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098
April 8, 2011
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	WESTMORELAND COAL COMPANY
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-158577
Dear Ms. Parker:
Set forth below are the responses of Westmoreland Coal Company (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter dated April 1, 2011, regarding the Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “PEA”). The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.
We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2010, which in turn incorporates by reference certain information from the proxy statement filed March 31, 2011. Please explain how you have complied with Item 10(d) of Regulation S-K or revise.

We intend to file a pre-effective amendment to the PEA to update the “Incorporation of Certain Documents by Reference” section to reflect the incorporation by reference of the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011.
2.
We note that you have not incorporated by reference any Forms 8-K filed since the end of your prior fiscal year, as required by Item 12(a)(2) of Form S-1. It appears that several such Forms 8-K were “filed” and not “furnished,” including the Forms 8-K filed January 4, 2011; February 10, 2011; February 25, 2011; March 15, 2011; and the Form 8-K/A filed February 10, 2011. Please revise or advise.

We intend to file a pre-effective amendment to the PEA to update the “Incorporation of Certain Documents by Reference” section to reflect the incorporation by reference of the Company’s Current Reports on Form 8-K filed with the SEC on January 4, 2011; February 10, 2011 (8-K and 8-K/A); February 25, 2011; March 15, 2011; and April 7, 2011.
* * * * * *
Should you require further clarification of any of the issues raised in this letter, please contact Jennifer S. Grafton at (719) 448-5819. The Company respectfully requests that the Staff let us know at their earliest convenience if we can be of any further assistance.
Sincerely,
/s/ Jennifer S. Grafton
Jennifer S. Grafton
General Counsel and Secretary

2